UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 10, 2009

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On April 10, 2009, NTS Realty Holdings Limited Partnership announced that it entered into a Purchase and Sale Agreement with 302 Sabal Park Place Longwood, LLC and 385 Golf Brook Circle Longwood, LLC, both Delaware limited liability companies, neither of which is affiliated with the Company (the "Sellers"), to purchase two multifamily properties located in Longwood, Florida (near Orlando, Florida), respectively known as Sabal Park Apartments ("Sabal Park") and Golf Brook Apartments ("Golf Brook"). A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a)	Financial Statements of Businesses Acquired: N/A	
(b)	Pro Forma Financial Information: N/A	
(c)	Shell Company Transactions: N/A	
(d)	Exhibits:	
	99.1	Press release of NTS Realty Holdings Limited Partnership, dated April 10, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner



  By: Gregory A. Wells
  Its: Executive Vice President and CFO

 Date: April 13, 2009



EXHIBIT 99.1

10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO   Date: April 10, 2009

FOR IMMEDIATE RELEASE

NTS Realty Holdings Limited Partnership Announces Agreement to Purchase Two Multifamily Properties located in Longwood, Florida

Louisville, KY (April 10, 2009) (NYSE Amex: NLP) (NYSE Alternext US: NLP) – NTS Realty Holdings Limited Partnership (the "Company") announced today that it has entered into an agreement (the "Agreement") with 302 Sabal Park Place Longwood, LLC and 385 Golf Brook Circle Longwood, LLC, both Delaware limited liability companies, neither of which is affiliated with the Company (the "Sellers"), to purchase two multifamily properties located in Longwood, Florida (near Orlando, Florida), respectively known as Sabal Park Apartments ("Sabal Park") and Golf Brook Apartments ("Golf Brook").

Sabal Park is a 162-unit luxury apartment complex located on 13 acres, while Golf Brook is a 195-unit luxury apartment complex located on 16.5 acres. Both Sabal Park and Golf Brook offer garden style units that feature large floor plans with gourmet kitchens, large luxury baths with Roman tubs and marble tile floors (double vanity sinks in master), washer/dryer connections, spacious closets, nine-foot ceilings (vaulted ceilings in second floor units), fireplaces in select units, screened patios/balconies, and other custom home features. In addition, each property offers its residents access to a clubhouse with a swimming pool, hot tub, sundeck and fitness center, a car care center and a children's playground. Golf Brook also offers a private attached garage for each unit.

A spokesperson for the Company indicated that, "Subject to the terms and conditions of the Agreement, we have agreed to an aggregate purchase price of $32.5 million to acquire Sabal Park and Golf Brook. We have until May 10, 2009 to conduct general due diligence on the properties. If we are satisfied with the results of our due diligence, we must close the Agreement by June 8, 2009."

The spokesperson also announced that the Company intends to satisfy the purchase price for Sabal Park and Golf Brook from the proceeds of a mortgage loan from an institutional lender secured by the purchaser's interest in Sabal Park and Golf Brook, and from working capital or a joint venture with a to-be-determined third party investor.

Although the Company believes it will be able to complete the purchase of Sabal Park and Golf Brook, there can be no assurance that the Company will acquire these properties on the terms and conditions described in this release or on any other terms and conditions.

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About NTS Realty Holdings Limited Partnership

The Company directly, or as a tenant in common with unaffiliated co-owners, currently owns twenty-two properties, comprised of twelve multifamily properties, seven office buildings and business centers and three retail properties. The properties are located in and around Louisville and Lexington, Kentucky, Nashville, Tennessee, Richmond, Virginia, Fort Lauderdale, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the New York Stock Exchange Amex platform under the trading symbol "NLP."

Safe Harbor Under the Private Securities Litigation Reform Act of 1995

This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 31, 2009, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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